Exhibit 99.9

EFiled: Mar 11 2015 07:03PM EDT Transaction ID 56906116 Case No. 10779- IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE TOM TURBERG, Individually and on ) Behalf of All Others Similarly Situated, ) ) Plaintiff, ) v. ) ) PARDEEP KOHLI, BENJAMIN L. ) SCOTT, VENU SHAMAPANT, JEFFREY ) P. MCCARTHY, AMMAR H. HANAFI, ) C.A. No. VIVEK MEHRA, HUBERT ) DEPESQUIDOUX, MITEL NETWORKS ) CORPORATION, ROADSTER ) SUBSIDIARY CORPORATION, and ) MORGAN STANLEY, ) ) Defendants. ) ) VERIFIED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES Plaintiff Tom Turberg (“Plaintiff”), by his undersigned attorneys, on behalf of himself and all others similarly situated, alleges upon information and belief, including the investigation of counsel, and a review of publicly-available information, except for his own acts, which are alleged on personal knowledge as follows: SUMMARY OF THE ACTION 1. Plaintiff brings this class action on behalf of himself and the other public stockholders of Mavenir Corporation (“Mavenir” or the “Company”), other than Defendants (defined below) and their affiliates, Mavenir’s Board of Directors (the “Board” or the “Individual Defendants” defined below). 2. Mitel Networks Corporation, Roadster Subsidiary Corporation (“Merger Sub”) (collectively, “Mitel”), and Morgan Stanley (the Board, Mitel and Morgan Stanley are collectively referred to herein as the “Defendants”), for breaching and aiding and abetting the breach of fiduciary duties owed to the class in connection with Mitel’s proposed acquisition of Mavenir. This action seeks to enjoin the proposed acquisition announced on March 2, 2015, pursuant to which Mitel will acquire the outstanding shares of Mavenir in a deal valued at approximately $560 million, with each Mavenir stockholder entitled to elect to receive either all-cash or cash and stock consideration for each share of Mavenir common stock, subject to proration, in either case with a value of $11.08 plus 0.675 of a Mitel common share, or $17.94 in cash (the “Cash Consideration”) based on the closing price of a Mitel common share on February 27, 2015 (the “Proposed Transaction”) upon consummation of the merger. The Cash Consideration in the proposed transaction is calculated as the sum of (A) $11.08 plus (B) the product of 0.675 multiplied by the average of the volume weighted average price per Mitel common shares on the NASDAQ on each of the ten consecutive trading days ending with the complete trading day immediately prior to the first time Merger Sub accepts any Mavenir shares for payment pursuant to the Proposed Transaction. 3. In pursuing the Proposed Transaction, each member of the Board with the help of Morgan Stanley and/or Mitel violated applicable law by directly breaching fiduciary duties of loyalty and care owed to Plaintiff and the proposed class. The Proposed Transaction is subject to entire fairness review because a conflicted board retained a conflicted financial adviser to negotiate a merger numerous analysts recognized was at an unfair price. As described below, both the value to Mavenir public stockholders contemplated in the Proposed Transaction and the process by which Defendants consummated the Proposed Transaction are not entirely fair to Plaintiffs and the other public stockholders of the Company. As such, the Individual Defendants breached their fiduciary duties to Mavenir’s public Stockholders, and violated applicable legal standards governing the Individual Defendants’ violations of their fiduciary duties. 4. As described herein, the Proposed Transaction, which has been approved by the unanimous votes of the Boards of Mavenir and Mitel, undervalues Mavenir’s prospects and is the product of an entirely unfair and conflicted sale process for inadequate consideration. 5. As recently as March 20, 2014, Mavenir’s stock closed at $18.63 (above the implied transaction price). Moreover, since the announcement of the
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Proposed Transaction on March 2, 2015, the implied merger consideration has dropped from $17.94 to $17.53, due to a reduction in Mitel’s stock price. 6. Analysts repeatedly stressed that Mavenir was a stock for the “patient investor” and as recently as February 27, 2015, a Cower and Company analyst placed a $24.00 price target on Mavenir, a whopping 33.8% above the implied $17.94 merger consideration. Mitel now seeks to take advantage of the impatient investor looking for a short term profit and acquire Mavenir for an unfair price. 7. Mavenir’s Board also retained the highly conflicted financial advisor, Morgan Stanley which was motivated to consummate a transaction at any price. Morgan Stanley has strong ties to Mitel. Most troubling, in its February 5, 2014 Schedule 13D Morgan Stanley reported that it beneficially held 3,874,330 shares of Mitel stock (3.9%). Morgan Stanley’s substantial stock holdings in Mitel stock rendered it incapable of serving as a financial adviser to Mavenir. In addition, on or around August 2007 Morgan Stanley helped Mitel finance Mitel’s $723 million merger with Inter-Tel. Morgan Stanley’s own analyst reports also cut against the transaction. Its January 13, 2015 analyst report predicted that Mavenir’s stock could go as high as $28.00 within the year and a May 8, 2014 Morgan Stanley analyst report placed a $20.00 price target on Mavenir. 8. To further ensure a successful transaction the Mavenir Board greased the palms of management. On February 23, 2015 (just five days before signing the

Merger Agreement), the Board’s Compensation Committee approved the entry into amended and restated executive employment agreements with each named executive officer. The amended employment agreements significantly increased the benefits management will receive if the Proposed Transaction is completed. More specifically, in the event of a change in control, the amended employment agreements provide for continuing severance and health benefits for 18 months for Defendant Kohli, as opposed to the 6 months of severance and health benefits under the prior agreements and the full payment of Defendant Kohli’s target bonus amount for the year of the change in control. The Compensation Committee also improved the change in control benefits to be received by Terry Hungle, its Chief Financial Officer, and Bahram Jalalizadeh, its EVP, Global Sales & Business Development. 9. Then on February 28, 2015, to ensure a fait accompli, Mitel entered into a tender support agreement with North Bridge Venture Partners (“North Bridge”), Austin Ventures VIII, L.P. (“Austin Ventures”), Alloy Ventures 2005, L.P. (“Alloy Ventures”) and August Capital V. Special Opportunities, L.P. (“August Capital”)(collectively, the “Locked Up Stockholders”), which guarantee 45% of Mavenir’s stock is tendered in favor of the proposed transaction. The Locked Up Stockholders interests are not aligned with other Mavenir stockholders because the Locked Up Stockholders hold such a large position in the Company, the Proposed Transaction is their only opportunity to obtain immediate liquidity. Because representatives of the Locked Up Stockholders, Board members Defendants McCarthy (General Partner of North Bridge), Shamapant (General Partner of Austin Ventures), Hanafi (General Partner of Alloy Ventures), and Mehra (Partner of August Capital), have a conflict of interest with respect to the Proposed Transaction and hold a majority of the seats on Mavenir’s Board, the transaction is subject to the exacting entire fairness standard of review.
10. The Proposed Transaction is also subject to unfair deal protection provisions which have been agreed to by the Board that deny stockholders the opportunity of a better price. Specifically, the merger agreement (“Merger Agreement”) provides for: (i) a “no-solicitation” provision prohibiting the Company from properly shopping itself; (ii) a four (4) business-day “matching rights” period during which Mitel can fully evaluate and match any superior proposal received by the Company; (iii) a termination fee of $20,625,000 payable to Mitel if the Company terminates the Merger Agreement to pursue another offer; and (iv) a “Top-Up Option” to help ensure Mitel is able to complete the Proposed Transaction if less than 90% of Mavenir stockholders tender their shares.
11. In agreeing to these provisions, each member of Mavenir’s Board violated applicable law by directly breaching and/or aiding and abetting the other Defendants’ breaches of their fiduciary duties of loyalty and care.

12. To remedy Defendants’ breaches of fiduciary duty and other misconduct, Plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Transaction; (ii) a directive to the members of the Board that they exercise their fiduciary duties to obtain a transaction which maximizes value for Mavenir stockholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement, or any of the terms thereof. PARTIES 13. Plaintiff has been a stockholder at all times relevant hereto and currently is a stockholder of Mavenir. 14. Non-Party Mavenir is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal offices at 1700 International Parkway, Suite 200, Richardson, Texas 75081. Mavenir is, and at all relevant times hereto was, listed and traded on the New York Stock Exchange under the symbol “MVNR.” Mavenir is a leading provider of software-based telecommunications networking solutions that enable mobile service providers to deliver internet protocol (“IP”)-based voice, video, rich communications and enhanced messaging services to its subscribers globally. Mavenir’s solutions deliver Rich Communication Services (“RCS”), which enable enhanced mobile communications, such as group text messaging, multi-party voice or video calling and live video streaming as well as the exchange of files or images, over existing

2G and 3G networks as well as next generation 4G Long Term Evolution (“LTE”) networks. Mavenir’s solutions also deliver voice services over LTE technology and wireless (“Wi-Fi”) networks, known respectively as Voice over LTE (“VoLTE”) and Voice over Wi-Fi (“VoWi-Fi”). Mavenir enables mobile service providers to offer services that generate increased revenue and improve subscriber satisfaction and retention, while allowing them to improve time-to-market of new services and reduce network costs. Mavenir’s mOne® Convergence Platform has enabled MetroPCS (now part of T-Mobile), a leading mobile service provider, to introduce the industry’s first live network deployment of VoLTE and the industry’s first live deployment of next-generation RCS 5. 15. Defendant Mitel is a Canadian corporation headquartered at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7. Mitel is a global provider of business communications and collaboration software, services and solutions that address the needs of businesses of any size, from the smallest company to the largest enterprise. Mitel’s vision and mission is to become the premier business communications and collaboration company by delivering solutions that enable its customers to communicate, collaborate, and conduct business — anywhere, over any medium, with the device of their choice. 16. Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Mitel created to effectuate the Proposed Transaction.

17. Defendant Pardeep Kohli (“Kohli”) has served as the Company’s Chief Executive Officer and director since July 2006. On February 23, 2015, the Board’s Compensation Committee approved the entry into an amended and restated executive employment agreement with Kohli. The amended employment agreement significantly increases the benefits Kohli will receive if the Proposed Transaction is completed. In the event of a change in control, Kohli’s amended employment agreement provides for continuing severance and health benefits for 18 months, as opposed to the 6 months of severance and health benefits under the prior agreements and the full payment of Kohli’s target bonus amount for the year of the change in control. 18. Defendant Benjamin L. Scott (“Scott”) has served as a member of the Company’s Board since August 2007 and as Chairman of the Board since October 2007. From May 2002 until June 2009, Scott served as a Venture Partner with Austin Ventures. Austin Ventures has agreed to tender all its shares in favor of the Proposed Transaction. 19. Defendant Venu Shamapant (“Shamapant”) has served as a member of the Company’s Board since April 2006. Shamapant joined Austin Ventures in 1999 and has been a General Partner of Austin Ventures since 2005. Austin Ventures has agreed to tender all its shares in favor of the Proposed Transaction.

20. Defendant Jeffrey P. McCarthy (“McCarthy”) has served as a member of the Company’s Board since April 2006. Since December 1998, McCarthy has served as a General Partner of North Bridge. North Bridge has agreed to tender all its shares in favor of the Proposed Transaction. 21. Defendant Ammar H. Hanafi (“Hanafi”) has served as a member of the Company’s Board since February 2007. Hanafi has been a General Partner of Alloy Ventures since February 2005. Alloy Ventures has agreed to tender all its shares in favor of the Proposed Transaction. In addition, Hanafi previously held positions at the Board’s financial advisor, Morgan Stanley. 22. Defendant Vivek Mehra (“Mehra”) has served on the Company’s Board since May 2011. Mehra also has been a partner with August Capital since February 2003. August Capital has agreed to tender all its shares in favor of the Proposed Transaction. 23. Defendant Hubert Depesquidoux (“Depesquidoux”) has served on the Company’s Board since January 2012. 24. All of Mavenir’s directors stand to receive lucrative payouts upon the consummation of the Proposed Transaction as the result of the acceleration of their unvested stock options and RSUs. Under the terms of the Merger Agreement, all vested and unvested stock options and RSUs will be cancelled upon the consummation of the Proposed Transaction, entitling the holders to receive the full value for each RSU or stock option. 25. Defendant Morgan Stanley is an investment banking firm with its principal offices located at 200 West Street, New York, NY 10282. Morgan Stanley served as, among other things, the financial advisor to Mavenir in connection with the Proposed Transaction. As of December 31, 2013, Morgan Stanley beneficially held 3,874,330 shares of Mitel stock (3.9%). In addition, in or around August 2007 Morgan Stanley helped Mitel finance its $723 million merger with Inter-Tel. 26. The defendants in paragraphs 17 through 23 are also known as the “Individual Defendants.” INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES 27. Under Delaware law, the officers and directors of a publicly traded corporation have fiduciary duties of loyalty and care to stockholders. To diligently comply with these duties, neither the officers nor the directors may take any action that: (a) adversely affects the value provided to the corporation’s stockholders; (b) will discourage, inhibit, or deter alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits themselves from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or (e) will provide the officers and/or directors with preferential treatment at the expense of, or separate from, the public stockholders. 28. In accordance with the Board’s duties of loyalty, the Individual Defendants, as officers and/or directors of Mavenir, are obligated under Delaware law to refrain from: (a) participating in any transaction where the officers’ or directors’ loyalties are divided; (b) participating in any transaction where the officers or directors receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public stockholders. 29. Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty and care owed to Plaintiff and other public stockholders of Mavenir. FACTUAL ALLEGATIONS Mavenir’s Background and Growth Potential 30. Mavenir was incorporated under the laws of Texas in August 2005, and subsequently incorporated under the laws of the state of Delaware in March 2006. Mavenir went public in November 2013 and trades on the New York Stock Exchange under the ticker symbol “MVNR.” 31. Mavenir provides software-based networking solutions that enable mobile service providers to deliver next generation services over 4G LTE networks. Mavenir has a fully virtualized end to end portfolio of Voice/Video, Messaging and Mobile Core products that include IP Multimedia Subsystem, Evolved Packet Core and Session Border Controller. Mavenir’s solutions, based on the award-winning mOne® software platform, leverage NFV and SDN technologies for deployments on cloud-based infrastructure. 32. Mavenir expects its global market to rapidly expand in the near future as depicted in the below chart.

33. Since 2014, Mavenir has acquired Stoke, Inc. and Ultimcom, Inc. Both of these acquisitions positioned Mavenir for aggressive growth as explained in the chart below.

34. On February 26, 2015 Mavenir announced strong fourth quarter financial results. Mavenir’s quarterly revenue of $33.7 million was an increase of 24% compared to the fourth quarter of 2013. Mavenir’s annual revenues of $129.8 million were a 28% year over year increase. 35. Numerous analysts agree the merger consideration in connection with the Proposed Transaction is inadequate. 36. Following Mavenir’s announcement of Fourth quarter and year end results Cowen placed a $24.00 price target on Mavenir which it claimed “could prove conservative.” The Cowen analyst went on to explain: GM: Strong CY15 Guidance Suggests Progression Ahead of Our Expectations MVNR’s CY15 GM guidance and commentary suggest [there is] upside to our previous GM and EPS forecasts for CY16; accordingly, we have increased our GM and EPS forecasts. MVNR reiterated its 62-65% CY15 guidance that it offered on its 1/16/15 “pre-announcement” and “high 60s – low 70s” long-term gross margin target. We and consensus previously forecast 61.0% and 62.4%, respectively. The re[a]l strength is primarily driven by expected higher sw license and product rev contribution in CY15. We have increased our CY15 and CY16 GM forecasts by almost 200 and almost 400 bps, respectively. VoLTE: Two New Wins, Two Ongoing Deployments, Add’l Roll-Outs on Track We continue to see an eventual ramp in VoLTE subscriber licenses driving an inflection in rev growth. While timing remains hard to pinpoint, the quarter offered some positive datapoints as to magnitude and timing of the VoLTE opportunity. These include two new VoLTE wins, bringing total VoLTE wins to 17; two deployments expected to commence in 1Q15; unchanged expectation for several add?l deployments to commence by end of CY15 with several SPs expected to clarify their launch strategy at the MWC conf in Barcelona the week of March 1st; a decrease in trial/testing time to 6 months from 18 - 24 months a year ago. As set forth in our note. ?VoLTE Alone Should Drive Significant Rev Upside Over Time,? dated 10/7/14, we estimate that MBNR?s existing VoLTE customers ultimately could drive in the hundreds to as much as over $1 bln of incremental rev over the long- term. Appearing to reflect the aggressive roll-out of VoLTE by T-Mobile US and the delays in VoLTE roll- outs by MVNR?s European wireless customers, in 4Q14 Americas rev increased Y/Y by ~ 100% while EMEA rev declined Y/Y and Q/Q by ~ 50%. 37. In addition, both analysts for Deutsche Bank and Wunderlich Securities placed $18 price targets (again, above the implied merger consideration) on Mavenir after the announcement of Mavenir’s fourth quarter 2014 results. The Deutsche Bank analyst report noted that Mavenir was [a] stock for the patient investor; maintain our positive outlook While we acknowledge near-term detractors to earnings beats such as a higher than expected opex burn - impacting the near-term EPS outlook, a key basis for our Buy rating on the stock is our view that MVNR is solidly positioned in multi-year 4G services rollouts such as VoLTE/WiFi and next-gen messaging services at major US, European, and APAC telcos ? which is the key driver for fundamental upside to the CY15/16 consensus view. In our view, the risk/reward setup is favorable - stock trading at ~21x FY16e for appx +20% topline CAGR; consensus view ? with potential for +10% of MVNR’s appx 600M telco user base to be VoLTE enabled over the next few years.

The Proposed Transaction 38. On March 2, 2015, Mavenir and Mitel announced that they entered into the Merger Agreement, pursuant to which Mitel would acquire all the outstanding shares of Mavenir through a tender offer by which each Mavenir stockholder is entitled to elect to receive either all-cash or cash and stock consideration for each share of Mavenir common stock, subject to proration, in either case with a value of $11.08 plus 0.675 of a Mitel common share, or $17.94 in cash (the “Cash Consideration”) based on the closing price of a Mitel common share on February 27, 2015 (the “Proposed Transaction”) upon consummation of the merger. The Cash Consideration in the proposed transaction is calculated as the sum of (A) $11.08 plus (B) the product of 0.675multiplied by the average of the volume weighted average price per Mitel common shares on the NASDAQ on each of the ten consecutive trading days ending with the complete trading day immediately prior to the first time Merger Sub accepts any Shares for payment pursuant to the Proposed Transaction. 39. The proposed transaction structure is depicted in the chart below:

40. The March 2, 2015 press release stated in relevant part that:
BARCELONA, Spain – March 2, 2015 – Mitel® (Nasdaq:MITL) (TSX:MNW), a global leader in business communications, and Mavenir Systems (NYSE:MVNR), a leading provider of software-based networking solutions for mobile carriers, today announced that that they have entered into a definitive merger agreement in which Mitel will acquire all of the outstanding shares of Mavenir common stock in a cash and stock deal valued at approximately $560 million. Under the terms of the merger agreement, Mitel will commence an exchange offer pursuant to which Mavenir stockholders will be entitled to elect to receive either all-cash or all-stock consideration for each share of Mavenir common stock, subject to proration, in either case with a value of $11.08 plus 0.675 of a Mitel common share, or $17.94 based on the closing price of a Mitel common share on February 27, 2015.

Capitalizing on growth as markets converge around enterprise and mobile IP unified communications
The transition to LTE has hit an inflection point, with carriers around the world beginning to transition to all-IP
4G mobile, unlocking the potential for more efficient
delivery of high quality voice services, new rich communications services, and new revenue sources for mobile carriers. With the acquisition of Mavenir, Mitel expects to expand its total addressable market by approximately $14B by 2018*, and be well positioned to capitalize on increasing demand for 4G LTE services, which is growing at approximately 52% annually (CAGR). *Source: DellOro, Infonetics, Markets&Markets.
“Mitel is a leader in enterprise and cloud communications, markets in which mobility is becoming increasingly influential. With wireless adoption of IP and
4G LTE and demand for next gen mobile services ramping quickly, we see a compelling opportunity to capitalize on a major market transition to add a high- growth mobile business to Mitel,” said Rich McBee,
President and CEO of Mitel. “We believe the combination of Mitel and Mavenir creates a powerful new value proposition for enterprises and mobile service providers, using a common IP technology layer as the foundation for convergence, growth and competitive differentiation.”
With an established footprint of over 130 mobile customers including 15 of the top 20 mobile carriers worldwide, Mavenir is a leader in 4G LTE mobile solutions helping to define the market with a series of industry firsts, including: the world’s first live network deployments of Voice over LTE (VoLTE) and RCS5 with MetroPCS (now T-Mobile); the first mobile network deployment of IMS-based VoWi-Fi (Wi-Fi calling) with T-Mobile US; and the first implementation of Virtualized RCSe with Deutsche Telekom. The deal provides Mavenir the financial and operational footprint to drive further market expansion of the company’s award- winning mobile solutions.
“The move to all-IP LTE mobile networks has created a unique opportunity for service providers to leverage a converged all-IP network to offer feature-rich business and consumer communication services to any device, anywhere, on any access network,” said Pardeep Kohli, President and CEO, of Mavenir. “We believe that the combined company is ideally positioned to capitalize on the trends within the communications industry today; namely, the convergence across enterprise and mobile networks to all-IP technologies, and the transition to cloud-based unified communications telephony and software-defined virtualized infrastructure.”
Upon closing of the transaction, Mavenir will become the mobile business division of Mitel, operating under the brand Mavenir. Pardeep Kohli will join Mitel in the role of President, Mavenir, reporting to Rich McBee.
Transaction Details
In connection with the execution of the merger agreement, certain of Mavenir’s significant stockholders, who collectively hold approximately 45% of the outstanding shares of Mavenir common stock, have entered into tender support agreements with Mitel pursuant to which they have agreed to tender their shares to Mitel’s offer. Mitel intends to finance the cash portion of the consideration for the acquisition, and the refinancing of its existing credit facilities and those of Mavenir, using a combination of cash on hand and proceeds from new senior secured credit facilities (which will consist of a senior secured term loan and revolving credit facility), and has received financing commitments from BofA Merrill Lynch and Credit Suisse AG of approximately $700 million in the aggregate. Closing of the transaction is subject to Mavenir stockholders having tendered shares representing at least a majority of the outstanding shares of Mavenir common stock on a fully diluted basis, certain regulatory and stock exchange approvals and other customary conditions. Upon completion of the exchange offer Mitel expects to complete a short-form merger, which will not require approval of Mavenir’s stockholders, to cancel any shares of Mavenir common stock not tendered to its offer in exchange for the merger consideration. The transaction will not require approval of Mitel’s shareholders and is expected to be completed in the second quarter of 2015.

41.	The offer price set forth in the Merger Agreement substantially undervalues Mavenir and harms its stockholders.

42. Having failed to maximize the sale price for the Company or engaged in an entirely fair transaction, members of the Board breached the fiduciary duties they owe to the Company’s public stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their Mavenir common stock in the Proposed Transaction.
The Merger Agreement Is Improperly Structured
43. Furthermore, and in violation of the duty of the members of Mavenir’s Board to maximize stockholder value, the Merger Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids.
44. For example, § 6.01 of the Merger Agreement includes a “no solicitation” provision which provides that “The Company shall, shall cause its Subsidiaries to and shall request that its Representatives, immediately cease (i) any communications, discussions or negotiations with any Person that may be ongoing with respect to an Acquisition Proposal, (ii) furnishing to any Person (other than Parent, Merger Sub, their respective Representatives and the Company’s Representatives) any information with respect to an Acquisition Proposal and (iii) cooperating with, assisting in, participating in, facilitating or encouraging an Acquisition Proposal and, if applicable, shall use reasonable best efforts to have returned to the Company or destroyed any confidential information that has been provided to any Person during any such communications, discussions or negotiations occurring in the six (6) months prior to the date of this Agreement.”
45. In addition, pursuant to § 6.02(a) of the Merger Agreement, should an unsolicited bidder appear, the Company must notify Mitel of the competing offer promptly, but in no event later than within twenty-four hours (24) after receiving the alternative proposal.
46. Moreover, § 6.02(b) of the Merger Agreement severely limits the Board’s ability to recommend any competing bid and provides that Mitel has at least four (4) business days to submit a superior offer. Mitel is thus able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, including the identity of the third-party bidder, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative offer from coming forward.

47. The Merger Agreement gives Mitel access to any rival bidder’s information and provides Mitel with a superior bargaining position to any competitive bidder. Accordingly, no rival bidder is likely to emerge because the Merger Agreement unfairly ensures that any “auction” will favor Mitel and piggy- back upon the due diligence (and financial outlay) of the foreclosed second bidder.
48. Moreover, pursuant to § 10.03 of the Merger Agreement, the Company has agreed to pay an improper termination fee of $20,625,000 payable to Mitel in certain circumstances, including if the Company terminates the Merger Agreement because the Board has determined to pursue another alternative superior offer.
49. Pursuant to § 2.05 of the Merger Agreement, if less than 90% of Mavenir’s stockholders tender their shares, Mitel can use the top-up option to ensure it obtains more than 90% of Mavenir’s shares.
50. Finally, the Individual Defendants chose to structure the deal as a tender offer (the “Tender Offer”). This structure greatly increases the chances of consummating the Proposed Transaction and leaves stockholders with minimal time to effectively challenge the deal.
51. Finally, the Board failed to obtain any collar on the proposed transaction, exposing Mavenir stockholders to potential drops in Mitel’s stock, which in fact has already occurred. The failure to obtain a collar is particularly troubling here, as Mitel’s stock has been very volatile and has experienced numerous substantial drops in value over the prior year as depicted in the below chart:
CLASS ACTION ALLEGATIONS
52. Plaintiff brings this action for himself and on behalf of all holders of Mavenir common stock which have been or will be harmed by the conduct described herein (the “Class”). Excluded from the Class are Defendants and any individual or entity affiliated with any defendant.

53.	This action is properly maintainable as a class action.

54. The Class is so numerous that joinder of all members is impracticable. According to the Company’s filings, there were more than 28.9 million shares of

Mavenir common stock outstanding as of the close of business on February 26,
2015.
55. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:
(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, due care, good faith, and candor with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;
(b) whether the Individual Defendants have breached any of their other fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction;
(c) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;
(d) whether Mitel and/or Morgan Stanley aided and abetted any of the Individual Defendants’ breaches of fiduciary duty owed to Plaintiff and the other members of the Class in connection with the Proposed Transaction; and

(e) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated without the actions complained of herein being corrected.

56.	Plaintiff’s claims are typical of the claims of the other members of the

Class and Plaintiff does not have any interests adverse to the Class.
57. Plaintiff has retained competent counsel experienced in litigation of this nature and will fairly and adequately represent and protect the interests of the Class.
58. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
59. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
60. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION Claim for Breach of Fiduciary
Duties Against the Individual Defendants
61. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.
62. The Individual Defendants have violated the fiduciary duties of care, loyalty, and independence owed to the public stockholders of Mavenir and have acted to put their personal interests ahead of the interests of Mavenir stockholders.
63. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value inherent in and arising from Mavenir.
64. The Individual Defendants have violated their fiduciary duties by entering Mavenir into the Proposed Transaction without regard to the effects of the Proposed Transaction on Mavenir stockholders.
65. The terms of the Proposed Transaction were not entirely fair to the Class, and the unfairness was compounded by the Board’s retention of a conflicted financial advisor with a material financial stake in Mitel.
66. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and care owed to the stockholders of Mavenir by entering into the merger through the unfair process exemplified by the Merger Agreement.
67. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.
68. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Mavenir’s assets and operations. Unless the Proposed Transaction is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Merger Agreement terms, and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.
69. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Mitel
70. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

71.	The Individual Defendants owed to Plaintiff and the members of the

Class certain fiduciary duties as fully set out herein.
72. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.
73. The Mitel Defendants colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.
74. The Mitel Defendants participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. The Mitel Defendants obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. The Mitel Defendants will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Transaction is consummated.
75. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which
Defendants’ actions threaten to inflict.
THIRD CAUSE OF ACTION
Claim for Aiding and Abetting Breaches of
Fiduciary Duty Against Morgan Stanley
76. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

77.	The Individual Defendants owed to Plaintiff and the members of the

Class certain fiduciary duties as fully set out herein.
78. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.
79. Morgan Stanley colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.
80. Morgan Stanley is conflicted because it owns a significant stake in Mitel, has previously performed work for Mitel and will receive substantial fees in connection with the Proposed Transaction.
81. Morgan Stanley participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests and securing fees for additional services it could not have unless it push a sale of
Mavenir.
82. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
WHEREFORE, Plaintiff demands injunctive relief, in her favor and in favor of the Class and against Defendants as follows:
A. Declaring that this action is properly maintainable as a class action; B. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;
C. Rescinding, to the extent already implemented, the Merger
Agreement;
D. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Mavenir and obtain a transaction which is in the best interests of Mavenir stockholders;
F. Imposition of a constructive trust, in favor of Plaintiff and members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;
G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
H. Granting such other and further equitable relief as this Court may deem just and proper.
Dated: March 11, 2015 Respectfully submitted,
FARUQI & FARUQI, LLP
By: /s/ Derrick B. Farrell
Derrick B. Farrell (Del. Bar No. 5747)
20 Montchanin Road, Suite 145
Wilmington, DE 19807
Tel: (302) 482-3182
Fax: (302) 482-3612
OF COUNSEL:
FARUQI & FARUQI, LLP
Juan E. Monteverde
369 Lexington Avenue, 10th Fl. New York, NY10017
Attorney for Plaintiff Tom Turberg

Tel.: (212) 983-9330
Fax: (212) 983-9331
Attorneys for Plaintiff Tom Turberg